Exhibits 99.4
Consent of Director Designee
     CTPartners Executive Search LLC, a Delaware limited liability company, to be converted into CTPartners Executive Search Inc., a Delaware corporation, will file a Registration Statement on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of common stock of CTPartners Executive Search Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to be named as a designee to the board of directors of CTPartners Executive Search Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.
     IN WITNESS WHEREOF, the undersigned has executed this Consent as of the 12th day of November, 2010.

/s/ Betsy L. Morgan
Betsy L. Morgan